U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☑	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________           Commission file number: __________________

WI-LAN INC.
(Exact name of registrant as specified in its charter)

Canada	6794	28-0451743
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

11 Holland Avenue, Suite 608,
Ottawa, Ontario, Canada K1Y 4S1
(613) 688-4900
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐              No ☑

 Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐              No ☐

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included or incorporated by reference in this Registration Statement regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN”, the “Company” or “Registrant”) and its management are forward-looking statements. When used herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Registration Statement are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under “Risk Factors” and in other sections of the Annual Information Form for the fiscal year ended December 31, 2010, which is filed as Exhibit 99.3 to this Registration Statement. Those factors and the other cautionary statements made in that Annual Information Form should be read as being applicable to all related forward-looking statements and statements of “belief” wherever they appear or are incorporated by reference in this Registration Statement.

Any forward-looking statements and statements of “belief” represent the Company’s estimates based on information available at the time only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such exhibits.  In preparing this Registration Statement, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), the Company is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP, accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“U.S. GAAP”).

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.9 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Company hereby incorporates by reference Exhibit 99.1, the Company’s audited annual financial statements for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009, as amended.

In accordance with General Instruction D.(9) of Form 40-F, the Company has filed a written consent of the expert named in the foregoing Exhibits as Exhibit 99.10, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations (stated in thousands of U.S. dollars).

Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	620	287	332	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet under Canadian GAAP	—	—	—	—	—
Total	620	287	332	—	—

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to this Registration Statement or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement, the Registrant will file with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

WI-LAN INC.

By:	/s/ James D. Skippen
Name: James D. Skippen
Title: Chairman & Chief Executive Officer

Date: April 27, 2011

EXHIBIT INDEX

Exhibit	Description

Annual Information
99.1	Audited annual financial statements for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009, as amended
99.2	Management’s discussion and analysis for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
99.3	Annual information form for the year ended December 31, 2010
99.4	Annual report for the year ended December 31, 2010

Shareholder Meeting Materials
99.5	Management information circular dated March 18, 2011 (including notice of annual and special meeting of shareholders on April 27, 2011)
99.6	Form of proxy for annual and special meeting of shareholders on April 27, 2011
99.7	Voting instruction form for annual and special meeting of shareholders on April 27, 2011

News Releases
99.8	News release dated April 15, 2011
99.9	News release dated April 26, 2011

Consent
99.10	Consent of PricewaterhouseCoopers LLP